EXHIBIT 21
LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Full House Subsidiary, Inc.	Delaware

Full House Subsidiary II, Inc.	Nevada

Gaming Entertainment (Delaware), LLC*	Delaware

Gaming Entertainment (Michigan), LLC*	Delaware

Gaming Entertainment (Santa Fe) LLC	Nevada

Gaming Entertainment (Montana) LLC	Nevada

Stockman’s Casino Inc.	Nevada

*	50% owned.